November 13, 2024

Payam Zamani
Chief Executive Officer
Inspirato Incorporated
1544 Wazee Street
Denver, CO 80202

       Re: Inspirato Incorporated
           Registration Statement on Form S-3
           Filed October 30, 2024
           File No. 333-282905
Dear Payam Zamani:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed October 30, 2024
General

1. We refer to your letter dated October 8, 2024 filed in response to our comment letter dated September 30, 2024, regarding your registration statement on Form S-3 filed
       September 17, 2024 (File No. 333-282181). Given that you include the OPG Offered
       Shares in this registration statement and considering the facts identified in our prior comment letter, please provide us with a detailed legal analysis explaining your basis for determining that this is a secondary offering that is eligible to be made under
       Rule 415(a)(1)(i) and not a primary offering. For guidance, please see Securities Act
       Rules Compliance and Disclosure Interpretations Question 612.09. November 13, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   John Elofson